SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe

Houston, Texas 77056

VIA EDGAR TRANSMISSION

July 24, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: Brad Skinner, Senior Assistant Chief Accountant, Office of Natural Resources

Re:	Schlumberger N.V. (Schlumberger Limited)

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed January 25, 2017

Comment letter dated July 13, 2017

File No. 1-04601

Dear Mr. Skinner,

This letter sets forth the response of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 13, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (File No. 1-04601). For your convenience, we have repeated the Staff’s comment in bold type face exactly as given in the Comment Letter and set forth our response below such comment.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 21

1.	“We note your response to prior comment number one from our letter dated May 5, 2017. Given the nature and impact of the estimates and assumptions surrounding your assessment of the collectability of your accounts receivable, expand the discussion in the critical accounting policies and estimates section of your filing to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your accounting for accounts receivable and the related allowance for doubtful accounts.

Your expanded disclosure should specifically address amounts due from Venezuela and Ecuador and contain information similar to that provided in your response. Your expanded disclosure should also address, to the extent material, such factors as how you arrived at your estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past, and whether the estimates are reasonably likely to change in the future. See Section V of Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

In response to the Staff’s comment, the Company will provide additional disclosure in future filings, including our quarterly report on Form 10-Q for the quarter ended June 30, 2017, to address the material implications, if any, of uncertainties associated with the methods, assumptions and estimates underlying our accounting for accounts receivable and the related allowance for doubtful accounts. To the extent that we are experiencing delays in collecting material amounts due from the countries specified, we will specifically address such receivables, and provide, to the extent material, the requested expanded disclosure.

United States Securities and Exchange Commission

Division of Corporate Finance

July 24, 2017

Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements, page 36

Note 3. Charges and Credits, page 39

2.	“We note your response to prior comment number four from our letter dated May 5, 2017. Rule 5-03(b)(2) of Regulation S-X requires you to disclose cost of products sold. In view of this requirement, and given that the write-up of the acquired inventory represents a component of the GAAP cost to you of that inventory, we do not see a basis for reporting this amount outside of cost of sales. Accordingly, revise your presentation to report the amortization of the write-up of the acquired inventory as part of cost of sales.”

Response:

In response to the Staff’s comment, we will change our presentation accordingly in future filings, including our quarterly report on Form 10-Q for the quarter ended June 30, 2017.

*     *     *     *

If you have any questions or need additional information, please contact Saul Laureles, Director Corporate Legal and Assistant Secretary of Schlumberger Limited, at (713) 375-3495 (slaureles@slb.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).

Sincerely yours,

SCHLUMBERGER LIMITED

By:	/s/ Saul Laureles
Name:	Saul Laureles
Title:	Director Corporate Legal
and Assistant Secretary

cc:	Alexander C. Juden
Secretary and General Counsel

Simon Ayat
Executive Vice President and Chief Financial Officer

Howard Guild
Chief Accounting Officer

Rich Shappard
PricewaterhouseCoopers LLP

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP